J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

RECEIVED
2006 JUN 30 P 2:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 21 June 2006

06014808

SUPPL

Dear Sir

First Quarter Trading Statement for 12 weeks to 17 June 2006

Please find enclosed a copy of the above announcements made to the London Stock Exchange on 21st June 2006.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
JUL 03 2006
THOMSON
FINANCIAL

dlw 7/3

21 June 2006

First Quarter Trading Statement for 12 weeks to 17 June 2006

Highlights

- **Total sales for quarter one up 8.1 percent (6.7 percent excluding petrol) (2)**
- **Like-for-like sales for quarter one up 7.1 percent (5.7 percent excluding petrol) (2)**
- **Recovery remains on track: sixth consecutive quarter of like-for-like sales growth**

Trading

Justin King, chief executive, said: "This quarter is a good start to the second year of our Making Sainsbury's Great Again plan. Like-for-like sales were up 5.7 percent (2), we have continued to grow sales ahead of the market (3) and our recovery remains on track. We are now providing a much better and more consistent shopping experience. We have listened to customers and responded to what's important to them. We've continued our investment in lower prices, raised quality standards and developed new products and our sales performance continues to reflect the restored confidence customers now have in our ability to deliver great products at fair prices.

"Our good sales performance is enabling us to invest more back into our offer, improving our relative price position and driving further improvements for customers. This is reflected in the level of grocery deflation during the quarter which was 0.9 percent, as we have continued to reduce prices despite underlying cost pressures. A combination of warm weather and additional sales of products related to the World Cup, where Sainsbury's is official supermarket of the England football team, has led to a particularly good trading performance during the past couple of weeks after the sector generally experienced a slower level of growth after Easter. Going forward we are up against tougher comparatives and the market continues to be very competitive although we continue to believe our underlying sales performance can achieve the goal outlined in our Making Sainsbury's Great Again plan.

Making Sainsbury's Great Again

"There's a clear trend in customers wanting more information about the food they eat. Our Wheel of Health nutritional labelling is now on over 1,700 products and we continue to add it to more products every week. Using red, amber and green colour coding is welcomed by customers. It challenges the choice of ingredients we use helping us to improve the nutritional content of our products. Adopting this route shows how serious we are about helping customers understand what is in their food and around 80 percent of customers tell us the labelling helps them to decide which products to buy.

"Our focus on fresh food also sets us apart from competitors particularly as British products come into season. We're working with British farmers to help extend growing seasons and have been the first retailer to get a variety of British produce into stores in recent weeks. British strawberries, raspberries, tomatoes, onions and asparagus are now in our stores as part of our ongoing commitment to provide locally produced food that is in season and at its best for customers.

"Product quality is an inherent part of our brand and we're delighted to have been chosen to provide the picnic tea for the special 'Children's Party at The Palace' being held at Buckingham Palace this Sunday as part of the Queen's 80th birthday events. Designed to celebrate traditional and contemporary British food, we have worked with around 20 of our regional UK suppliers to provide the royal picnic tea.

"An outstanding success this quarter has been our Active Kids programme which provides schools with sporting equipment and experiences in return for vouchers earned in store. We extended the programme into nurseries and special needs schools this year and increased the rewards on offer. Over 30,000 schools and nurseries registered and we have seen a good uplift in the number of vouchers collected. As a result we expect to deliver during the autumn term significantly more equipment to schools this year than the £17 million supplied in 2005. We also sponsor the Sainsbury's Sport Relief Mile, which takes place on 15 July, and we are selling a range of exclusive merchandise to support the event. Sainsbury's colleagues throughout the UK are taking part in a wide range of fundraising activities.

"Last week we opened our 100th online store in Hedge End, in Southampton, taking our coverage of the UK to 80 percent. During the quarter we also refurbished 29 stores, 14 supermarkets and 15 convenience stores and opened four new convenience stores."

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

(2) Growth rates have been Easter adjusted. The adjustment adds the Easter trading week to the comparator number in 2005/06.

(3) As measured by TNS on a 12 weekly basis compared with the previous year.

(4) Sainsbury's will announce its second quarter trading results for 16 weeks to 7 October 2006 on 11 October 2006.

(5) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 23 June 2006.